July 23, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Attn: Terry French, Accountant Branch Chief

Re:	Level 3 Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on February 27, 2009
File No. 0-15658

Dear Mr. French:

We hereby provide you with the following response to your comment letter dated June 10, 2009.

1.	Financial Statements for the year ended December 31, 2008 – Note (14) Segment Information, page F-58

Paragraph 3 of SFAS 131 indicates that the objective of requiring disclosures about segments of an entity and related information is to provide information about the different types of business activities in which an entity engages and the different economic environments in which it operates to help users of financial statements:

(a) Better understand the entity’s performance,

(b) Better assess its prospects for future net cash flows, and

(c) Make more informed judgments about the entity as a whole.

Paragraphs 4 and 5 of SFAS 131 indicate that the method used to determine what information is reported is referred to as the management approach, which focuses on financial information that the entity’s decision maker uses to make decisions about operating matters.

Paragraph 10 of SFAS 131 Considerations:

Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.

Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

The paragraph 10 of SFAS 131 criteria above require that all three conditions be met in order for a component of an enterprise to be considered an operating segment. To the extent only a subset of the criteria above are met, but not all of the criteria, the component of the enterprise is not an operating segment in accordance with SFAS 131.

Based on the objectives of SFAS 131, the management approach concept and the criteria contained in paragraph 10b. and 10c. of SFAS 131, we do not agree with the Staff’s belief that the Wholesale Markets Group, Business Markets Group, Content Markets Group, European Markets

Group, Global Network Services Department and Products and Marketing Department, collectively “the units”, each represent operating segments under SFAS 131, as our CODM does not make decisions about resource allocation and performance assessment for components of the company for which discrete financial information is available at a level below the Communications and Coal Mining operating segments.

In addition to the CODM not making decisions about resource allocation and performance assessment at a level below the Communications and Coal Mining operating segments we would like to reiterate that our CODM receives multiple types of financial information that it reviews to make decisions about allocating resources and assessing performance, including a quarterly results book, various financial information at the Communications and Coal Mining operating segment level and a monthly flash deck summary report all provided supplementally to the Staff. However, the Staff appears to be solely focused on the monthly flash deck summary report because of the adjusted EBITDA metric contained in this report for each of the units and other departments and it does not appear that the Staff has considered all additional factors as required by paragraph 13 of SFAS 131 when multiple types of information are provided to the CODM, which we discuss in more detail below. Regardless, the monthly flash deck summary report is merely a template that was designed for lower level managers, not the CODM, to enable those managers to monitor monthly revenue and expenditures compared to budget and to manage revenue growth. While our CODM is on a distribution list of our monthly flash deck summary report, our CODM only utilizes the Consolidated Flash Report template (that is page 1 of the monthly flash deck summary report previously provided supplementally to the Staff), which includes discrete financial information containing a measure of profitability and cash flows at the Communications level only. While the discrete financial information contained in our monthly flash deck summary report is useful for lower level managers at a disaggregated level, the departmental and unit discrete financial information is not, and has not been, used by the CODM to make decisions about allocating resources and assessing performance, including the determination of compensation for unit managers based on their specific unit’s performance.

In light of the Staff’s comment and the Staff’s presumption that the disaggregated discrete financial information contained in the monthly flash deck summary report is used by the CODM to allocate resources and assess performance, we will prospectively eliminate the distribution of the disaggregated discrete financial information contained in the full monthly flash deck summary report to the CODM. In addition, we will create a separate template for distribution to the CODM that will only include the Consolidated Flash Report (discrete financial information) and non-discrete disaggregated revenue information for the Wholesale Markets Group, Business Markets Group, Content Markets Group and European Markets Group. We trust that this clearly demonstrates to the Staff that the full monthly flash deck summary report is not meaningful to the CODM and is not used by the CODM at a level below the Communications operating segment level for which discrete financial information is available.

To further illustrate how our CODM makes decisions about allocating resources and assessing performance, operating and capital expenditure decisions are made by the CODM based upon how such expenditures will affect the Communications business as a whole and not how they will affect an individual business group or department. For example, we have publicly indicated in our earnings releases and related investor conference calls and in our SEC filings that we budget a significant portion of capital expenditure resources based on our expected Communications revenue, not market group revenue. We have also publicly indicated in our earnings releases and related investor conference calls that we budget selling, general and administrative resources based on levels of expected Communications revenue, not market group revenue. Furthermore, managers responsible for each of the units and other departments are compensated based upon goals that are linked to the Company’s Communications business goals and not based upon the discrete financial information contained in the monthly flash deck summary report below the Communications level.

Based on the above, including creating a separate monthly flash deck summary report template to be provided to the CODM, we believe that we have clearly demonstrated to the Staff that our CODM does not make resource allocation and performance assessment decisions at a level below the Communications and Coal Mining operating segment level for which discrete financial information is available, which are requirements for a component of an enterprise to be considered an operating segment in accordance with paragraphs 10b. and 10c. of SFAS 131.

Paragraph 13 of SFAS 131 Considerations:

We also believe that our operating segment determination is consistent with paragraph 13 of SFAS 131 that requires us to consider additional factors such as the nature of the business activities of each of the units, the existence of managers responsible for them, the information presented to the board of directors and the design objectives of SFAS 131 in order to corroborate our operating segment structure. Our consideration of these additional factors is as follows:

•

We are a facilities-based communications provider that offers a broad range of communications services to a broad range of customers. The significant majority of our broad range of communications services is provided to customers across all of our revenue producing units and all revenue is generated over our shared international communications network.

•

While all of our departments, including the units within the monthly flash deck summary report, are supported by managers, our CODM only assesses performance based upon how each department supports the overall Communications business goals and objectives, which we believe is indicative of how management views our operating activities and the level at which overall performance is assessed and decisions are made about resource allocation.

•

As demonstrated in the information provided to the Staff, the information provided to our board of directors is at the Communications and Coal Mining operating segment level, which again is indicative of how management views our operating activities and the level at which overall performance is assessed and decisions are made about resource allocation.

•	The objectives of SFAS 131 were designed to:

•

Provide the financial statement user with the ability to see an entity through the eyes of management, thereby enhancing the user’s ability to predict actions or reactions of management that significantly can affect the entity’s prospects for future cash flows;

•	Eliminate confusion caused by varying broad interpretations of what constitutes an industry segment; and
•

Provide more consistency with discussions about the components of an entity in other parts of its annual report (e.g., president’s letter, management’s discussion and analysis (MD&A)), press releases, and Web sites.

As previously indicated our CODM makes resource allocation and performance assessment decisions at the Communications and Coal Mining operating segment level and also believes that disaggregated revenue information by product and by customer-facing market group is important information to provide to its various stakeholders. As a result, we present detailed financial information at the Communications and Coal Mining operating segment level and disaggregated revenue information by customer-facing market group and by product type to our analysts, investors and in our annual report, earnings releases and on our Web site. For example, our fourth quarter 2008 earnings release contained various financial metrics including gross margin, selling, general and administrative expenses, adjusted EBITDA, and cash flows for the Communications business. Such discrete financial metrics were not provided at a level below the Communications and Coal Mining operating segment level. In addition, we provided revenue information by product type (i.e. core network services, wholesale voice services, other communication services and Coal Mining) as well as by customer-facing market group.

Our Financial Overview Q408, May 7, 2009 Informational Investor Presentation and May 19, 2009 Annual Meeting of Stockholders Presentation on the investor relations section of our Web site contain various discrete financial metrics similar to those in our earnings release, again focused on profitability and cash flow metrics at the Communications operating segment level and disaggregated quantitative and qualitative revenue information by product type and customer-facing market group.

Item 1 of our annual report on Form 10-K begins with a discussion of our communications business, followed by our communications business strategy, our strengths and then a discussion of our communications services by customer-facing market group and by type of service offering. Additional topics discussed in Item 1 include our communications network and competition within the communications industry, which is also disaggregated by type of service.

Our president’s letter begins with a discussion of how we intend to manage our cost structure with revenue growth and expect to continue to improve EBITDA and cash flow. Although not specific, these statements are all in reference to our communications business in the aggregate. The letter also discusses operating margins, industry pricing and demand, again, all referencing our communications business in the aggregate or in total. In addition, there is a qualitative and quantitative discussion of revenue by customer-facing market group and by type of service offering to a lesser degree.

Based on the consideration of the factors provided in paragraph 13 of SFAS 131, including the objectives of SFAS 131, when multiple types of information are provided to the CODM we believe our operating segment disclosure is appropriate and in accordance with SFAS 131.

Conclusion:

We understand that the determination of our operating segments is judgmental and subject to a degree of interpretation based upon the information previously provided to the Staff. However, we believe that our current operating segment structure is appropriate and in accordance with SFAS 131 as follows:

•

As indicated above our CODM makes decisions about allocating resources and assessing performance only at the Communications and Coal Mining operating segment level for which discrete financial information is available, which we believe is clearly representative of the way our business is managed based on the multiple reports it receives and further demonstrated by our prospective modification of the monthly flash deck summary report to be distributed to our CODM.

•

We further believe that our operating segment disclosure should be consistently presented to all stakeholders to enable users of our financial information to better understand and assess our performance and to make better judgments about Level 3 Communications, Inc. as a whole in a manner consistent with how management views our business, which is currently how we present such information and consistent with the objectives and underlying concepts of SFAS 131.

•

Any change to our existing operating segment disclosure would result in inconsistencies of financial information presented in and within our SEC filings, to investors, in our earnings releases and on our Web site, which clearly contradicts the objectives of SFAS 131.

2.	Valuation of Goodwill and Acquired Indefinite-Lived Intangible Assets, page 72

We will respond to any additional comments as requested by the Staff.

3.	General

We have filed our letter dated May 7, 2009 on EDGAR.

We have sought to respond to your additional comment to provide additional clarification to assist you in your review of our Form 10-K for Fiscal Year Ended December 31, 2008. If you have any questions, you may contact Eric Mortensen, Senior Vice President and Controller at (720) 888-8286.

Sincerely,

/s/ Eric J. Mortensen

Senior Vice President and Controller

Principal Accounting Officer